LEAD INVESTOR

David Spitzer

Adam and the HearMe team have a unique approach to solving mental health issues through an app delivered peer support platform. It is a perfect solution, low cost to grow and it creates great data. HearMe is built in a way that not only allows human interaction, but also collects anonymized datasets that provide insights through AI - that is the perfect hybrid of connection and insight. I have talked to data scientist from Stanford and Penn State who are excited about the quality and diversity of this real world data and the variety of possible applications. Sadly, the scale of the problem for universities and enterprises is huge but we know that makes for an equally large business opportunity and an opportunity to have real impact. As a 2 x venture backed co-founder/first employee and an angel investor over 30 times I am very excited about this team and the opportunity for growth.

Invested $25,000 this round

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